FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of August 2005.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Corrections to the Press Release Dated July 28, 2005, “Nidec Announces a Two-for-One Stock Split”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on August 2, 2005, in Kyoto, Japan

Corrections to the Press Release Dated July 28, 2005,

 “Nidec Announces a Two-for-One Stock Split”

Nidec issued corrections today to its press release titled “Nidec Announces a Two-for-One Stock Split” dated July 28, 2005.

Changes have been made to the numbers (underlined) in the table shown in Page 2, Item 4 of “Reference” of the corresponding press release.

Revised table:

			(Yen)
	Issue Date	Adjusted (Exercise Prices)	Previous (Exercise Prices)

The 2nd Unsecured Convertible Bond	January 28, 1999	3,399.50	6,798.90
Stock Acquisition Rights	May 14, 2003	3,675.00	7,350.00
Yen Denominated Convertible Bonds with Stock Acquisition Rights due October 17, 2008	October 17, 2003	6,914.40	13,828.70

Previous table:

			(Yen)
	Issue Date	Adjusted (Exercise Prices)	Previous (Exercise Prices)

The 2nd Unsecured Convertible Bond	January 28, 1999	3,399.45	6,798.90
Stock Acquisition Rights	May 14, 2003	3,675.00	7,350.00
Yen Denominated Convertible Bonds with Stock Acquisition Rights due October 17, 2008	October 17, 2005	6,914.35	13,828.70

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